UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)
 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


--------------------------------------------------------------------------------
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
            Telescan Inc.


      Address of Principal Executive Office (Street and Number):
            5959 Corporate Drive, Suite 2000


      City, State and Zip code
            Houston, Texas 77036

--------------------------------------------------------------------------------
PART II - RULES 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[X] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not required to be attached.

--------------------------------------------------------------------------------
PART III - NARRATIVE (Official Text)
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The completion of financial statements and other disclosures have been delayed pending the completion of Telescan, Inc.'s Form 10-K/A filing to revise the Company's financial results to comply with Emerging Issues Task Force Issue No. 00-3.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION (Official Text)
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

      Paul Helbling                281                      588-9201
      (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No
________________________________________________________________________________


                                 Telescan, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ Roger Wadsworth                     Date: May 16, 2000